SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No.___)*

                           Equity Securities Trust II
                                (Name of Issuer)

                             Equity Trust Securities
                         (Title of Class of Securities)

                                    29477Q204
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,263,800

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,263,800

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,263,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  14.8%

12.      TYPE OF REPORTING PERSON*

                  OO

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,263,800

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,263,800

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,263,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  14.8%

12.      TYPE OF REPORTING PERSON*

                  IN

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         Equity Securities Trust II (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         c/o Salomon Smith Barney Inc.
         388 Greenwich Street
         New York, New York 10013

Item 2(a).        Name of Persons Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Amaranth LLC, a Cayman Islands exempt company ("Amaranth"), which prior to December 31, 2003 existed as Amaranth L.L.C., a Delaware limited liability company, and Nicholas M. Maounis ("Maounis")(collectively, the "Reporting Persons"). Maounis is the controlling person of Amaranth Advisors L.L.C., a Delaware limited liability company and the Trading Advisor of Amaranth. Maounis is therefore deemed to share beneficial ownership of the shares beneficially owned by Amaranth by virtue of his power to direct the vote and/or direct the disposition of securities owned by Amaranth.

     With respect to their beneficial ownership of Trust Securities (as defined below), the Reporting Persons previously filed jointly with Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman, a citizen of the United States. The Reporting Persons, Paloma and Mr. Sussman jointly filed a Schedule 13G on January 17, 2002, as amended on February 13, 2003 (collectively, the "Joint Schedule 13G Filing"). As of January 12, 2004, the Reporting Persons ceased to file jointly with Paloma and Mr. Sussman.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Amaranth and Maounis is One American Lane, Greenwich, Connecticut 06831.

Item 2(c).        Citizenship:

     Amaranth is a Cayman Islands exempt company. Mr. Maounis is a citizen of the United States.

Item 2(d).        Title of Class of Securities

     Equity Trust Securities (the "Trust Securities").

Item 2(e).        CUSIP Number:  29477Q204

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) The Reporting Persons beneficially own an aggregate of 1,263,800 Trust Securities.

     (b) Amaranth's and Maounis' beneficial ownership of 1,263,800 of Trust Securities constitute in the aggregate 14.8% of all of the outstanding Trust Securities.

     (c) Number of shares as to which such person has:

           (i)      Sole power to vote or to direct the vote

                    Not applicable

           (ii)     Shared power to vote or to direct the vote

                    Amaranth and Maounis have the shared power to vote or direct the vote of 1,263,800 Trust Securities.

           (iii)    Sole power to dispose or to direct the disposition of

                    Not applicable.

           (iv)     Shared power to dispose or to direct the disposition of

                    Amaranth and Maounis have the shared power to dispose or direct the disposition of 1,263,800 Trust Securities.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

     The Reporting Persons previously filed the Joint Schedule 13G Filing with Paloma and Mr. Sussman. As of January 12, 2004, the Reporting Persons ceased to file jointly with Paloma and Mr. Sussman with respect to the Trust Securities.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  January 12, 2004

          AMARANTH LLC
          By: Amaranth Advisors L.L.C.,
               as Trading Advisor


              By: /s/ Nicholas M. Maounis
                  ----------------------------------
                      Nicholas M. Maounis, President


          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Trust Securities of Equity Securities Trust II dated January 12, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 12, 2004

          AMARANTH LLC
          By: Amaranth Advisors L.L.C.,
               as Trading Advisor


              By: /s/ Nicholas M. Maounis
                  ----------------------------------
                      Nicholas M. Maounis, President


          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP


Amaranth LLC
Nicholas M. Maounis